Exhibit 99.1

NexGen Announces Provincial Approval and Commencement of 2023 Site Infrastructure and Confirmation Program: Enhancing Safety and Creating Jobs for Local Communities

VANCOUVER, BC, May 11, 2023 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the Saskatchewan Ministry of Environment has approved the commencement of the 2023 Site Infrastructure and Confirmation Program ("SI&CP") at the Company's 100% owned, Rook I project (the "Project"), in the Athabasca Basin, Saskatchewan. The SI&CP comprises a comprehensive field program focused on infrastructure upgrades to support increased activity and continued engineering data confirmation for the Project.

Consistent with all work conducted to date at the Project, maximizing local participation remains a key focus through the 2023 SI&CP, prioritizing employment and business opportunities for Indigenous and community members. The SI&CP will generate an increase in NexGen's on-site workforce by more than 60 full-time equivalent personnel, with the majority of the workforce including contractors and service providers representing the Local Priority Area. NexGen is budgeted to spend approximately $35M on SC&IP activities during 2023.

Leigh Curyer, Chief Executive Officer, commented: "The commencement of the 2023 Site Infrastructure and Confirmation Program represents another exciting advancement for NexGen and the surrounding communities in Saskatchewan's Athabasca Basin. The work reflects NexGen's ongoing commitment to ensuring elite standards in Health, Safety, Environment, and Quality while expanding infrastructure to support long-term economic and social activity in the region. As the Company transitions into this next exciting phase of project execution, we are pleased to be building on the success of NexGen's 2022 geotechnical program as we confirm our understanding of the site conditions of the future production and exhaust shafts which will optimize Project development and shaft sinking activities."

2023 Site Infrastructure Program Overview:

The 2023 Site Infrastructure Program includes expanding and upgrading existing infrastructure as well as constructing new infrastructure to support increased activities on the Project in the coming years. The 2023 site infrastructure upgrades are focused on supporting increased personnel at the Project while maintaining NexGen's elite Health, Safety, Environment, and Quality ("HSEQ") standards.

Key aspects include:

  Expansion and Upgrade of Temporary Camp Facilities
    Engineering, procuring, and installing hard-walled modular camp facilities to increase capacity from 100 to 200 beds on-site.
    Expanding and upgrading the wastewater and water treatment facilities to support an increased workforce on site, including upgrading the water treatment system to provide potable water on site and reducing reliance on procurement of potable water for site personnel.
  Site Access Improvements
    Conducting road upgrades along the 13 km site access road and existing on-site roads to optimize worker and user safety, material handling, and equipment transport efficiencies. Planned activities include adding turnout and staging areas, brushing to improve line of sight, and culvert extension/installation to maintain effective water management.
  Patterson Creek Bridge Upgrades
    Widening the effective running surface and increasing the load capacity of the existing bridge to support increased use. A prefabricated steel structure was selected to optimize the use of existing infrastructure and minimize environmental disturbance during installation.

2023 Site Confirmation Program Overview:

The 2023 Site Confirmation Program will build on NexGen's highly successful 2022 geotechnical program and support Project engineering as it transitions from Front-End Engineering Design ("FEED") into Detailed Engineering The 2023 Site Confirmation Program will be focused on gathering additional information at the planned shaft locations, which are critical path aspects of the overall Project.

Key aspects include:

  Temporary Freeze Hole Drilling
    Drilling of the production and exhaust shaft temporary freeze rings including pressure and monitoring wells, comprising up to 59 holes to a maximum depth of 220 meters below surface. Detailed information will be collected through the freeze hole drilling program to validate ground conditions to inform the thermal modelling and freeze ring designs for Detailed Engineering.

Detailed engineering and procurement for the SI&CP is progressing and on track for the commencement of site work in the spring of 2023.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future. The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations, and closure. NexGen is leveraging its proven experience to deliver a Project that socially, technically, and environmentally leads the entire mining industry. The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power. The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

www.nexgenenergy.ca

Technical Disclosure

All technical information in this news release has been reviewed and approved by Kevin Small, NexGen's Senior Vice President, Engineering and Operations, a qualified person under National Instrument 43-101. A technical report in respect of the FS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada , and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade, and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the Project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected ", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates, and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including, among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property, the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated February 24, 2023 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2023/11/c9413.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca; Monica Kras, Vice President, Corporate Development, NexGen Energy Ltd., +44 7307 191933, mkras@nxe-energy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 11-MAY-23